May 31, 2011
Laura Crotty, Esquire
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-174579
Dear Ms. Crotty:
     On May 27, 2011, Fibrocell Science, Inc., a Delaware corporation, filed the above referenced registration statement to register the resale of 15.6 million shares of its common stock underlying shares of its Series D preferred stock and 15.6 million shares underlying warrants held by 95 investors in Fibrocell.
     We understand that given the size of the resale offering relative to the number of shares of Fibrocell outstanding held by non-affiliates (approximately 33 million shares) the transaction may be viewed by the Staff as a primary offering. In addition, we understand that since Fibrocell is not eligible to conduct a primary offering on Form S-3, it is also not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, to the extent the registration statement is deemed to be primary offering, as opposed to a secondary offering, we understand that the registration statement would not be permitted in its current form.
     This letter is being submitted to provide the Staff with background to the transactions that gave rise to the registration statement. For the reasons set forth below, we respectfully submit that the registration statement should be viewed as a resale offering by the selling security holders and not as a primary offering.
Overview of Offering
     Between December 2010 and March 2011, the Company completed a private placement of securities in which the Company sold to accredited investors in the aggregate: (a) 7,779 shares of Series D preferred stock at a stated value of $1,000 per share, which is convertible into common stock at a conversion rate of $0.50 per share, and (b) warrants to purchase 15,558,000 shares of Company common stock at an exercise price of $0.50 per share.
     The securities issued in the offering have anti-dilution price protection to the extent that the Company issues securities (with certain exceptions) at a price per share that is lower than $0.50. To date, no such issuances have occurred. Please note that the anti-dilution price protection is not triggered unless and until the Company chooses to sell shares at a lower price. The conversion price of the preferred stock and exercise price of the warrants have no other adjustment provisions that would cause such prices to “float” or be lowered (other than for stock splits, dividends, etc.).
     We believe the securities issued in the offering covered by the registration statement do not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. In many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock prices typically fell which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding.
Rule 415 Analysis
     The following is an analysis of Rule 415 as it relates to the current offering. Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:
“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
1. The registration statement pertains only to:
i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”
     Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. The Company has reviewed the Staff’s historical guidance on Rule 415(a)(1)(i) as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”), which states, in relevant part:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements.

In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
     As CDI 612.09 indicates, the question is a “difficult factual one” that involves an analysis of various factors and “all the circumstances.” In determining “whether an offering styled a secondary one is really on behalf of the issuer,” the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of shares by the selling shareholders as contemplated by the registration statement would appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
     With the above backdrop, the Company would like to advise the Staff of the following:
     1. Similarity to prior offering. In connection with a similar offering of Series B preferred stock and warrants conducted in mid to late 2010, the Company was permitted to utilize Form S-1 to register the resale of the shares of common stock underlying such Series B preferred stock and warrants. The Staff requested an analysis from the Company of the applicability of Rule 415 to the offering, and after a review of the Company’s response, the Staff permitted such registration statement (file number: 333-170688) to be declared effective by the Commission.
     The offering being registered in the current registration statement is very similar to the offering that was previously registered. The anti-dilution provisions of the securities are the same as the previous offering. The type of investors in the current offering are also similar to the investors the previous offering in that the investors are almost all individual investors or fund investors that are not in the business of underwriting securities. Of the 95 investors, only two investors are affiliated with a broker dealer, and even those investors purchased the securities for their own account.
     2. Availability of Rule 144. The Company is filing a registration statement to register the resale of the shares sold to fulfill a contractual obligation. Notwithstanding the requirement to file a registration statement, the Company advises the Staff that a significant number of securities will soon be eligible for resale without the use of a registration statement pursuant to Rule 144 of the Securities Act. The following shows the timing after which the holders of the Series D preferred stock may utilize Rule 144 to resell their common stock without the need for the registration statement (please note that to the extent a registration statement is not effective, the warrants issued in the offering may be exercised on a cashless basis):
     a. As of the end of June 2011, 21% of the shares being registered in the registration statement will be eligible for resale pursuant to Rule 144. These investors acquired their securities over five months ago in December 2010;
     b. As of the end of July 2011, 34% of the shares being registered in the registration statement will be eligible for resale pursuant to Rule 144. These investors acquired their securities over four months ago in January 2011; and
     c. As of the end of August 2011, 45% of the shares being registered in the registration statement will be eligible for resale pursuant to Rule 144. These investors acquired their securities almost three months ago (last sale was March 1, 2011).
     As CDI 612.09 gives consideration to the length of time the Company’s securities have been owned, the Company believes the foregoing demonstrates that a majority of the holders in the registration statement should not be viewed as “underwriters” under the Securities Act. All of the selling security holders have held their securities for at least three months, and 55% have held their securities for over four months.
     3. Calculation of Public Float. We acknowledge that CDI 612.09 refers to the “amount of shares” involved as a factor in determining whether the offering may be deemed a primary offering. We understand that when the Staff analyzes this issue it generally compares the number of shares being registered to the number of shares of common stock held by non-affiliates, which in the current offering is almost 100% (we note that the offering referenced in #1 above was for a similar percentage so such factor is clearly not determinative).
     Unlike many public companies, Fibrocell has conducted several rounds of financing without the use of its common stock. In October 2009, the Company raised $3.25 million through the issuance of Series A preferred stock and warrants. During 2010, the Company raised $4.64 million through the issuance of Series B preferred stock and warrants. Finally, the Company raised $7.78 million from the issuance of the Series D preferred stock and warrants that are the subject of the current registration statement. As the Company has utilized three classes of preferred stock and warrants in its financings, its non-affiliate float has not increased to the same extent that it would have increased had the Company utilized common stock to raise capital.
     On May 24, 2011, the Company disclosed that it sent notice to the holders of its Series A and Series B preferred stock calling for the mandatory conversion of the Series A and Series B preferred stock, which was permitted since the Company’s common stock had traded at 200% of the conversion price of the preferred stock for 20 trading days. The conversion will be effective on July 7, 2011, and will result in approximately an additional 7 million shares being added to the non-affiliate float. In addition, as and when either the current registration statement is declared effective or Rule 144 is available to the holders of the Series D preferred stock, an additional 15.6 million shares will be added to the non-affiliate float. Finally, the Company currently has warrants outstanding to purchase 37 million shares of common stock at an exercise price of $0.50 per share (of which 15.6 million shares are included in the current registration statement). The Company’s common stock has traded over $1.00 per share for more than a month. As such, the warrants are considerably in-the-money, which may result in their exercise in the near future.
     Based on the above, the Company views the non-affiliate float as follows:
     a. upon completion of the conversion of the Series A and Series B preferred stock, the Company will have approximately 40 million shares in the float. Notice of this conversion has been sent and the conversion will be effective in July 2011;
     b. upon completion of the conversion of the Series D preferred stock, the Company will have approximately 56 million shares in the float. The Company’s stock price is already high enough that it will allow the Company to require the conversion of the Series D preferred stock when either the current registration statement is declared effective or Rule 144 is available to the holders of the Series D preferred stock; and
     c. if the warrants with an exercise price of $0.50 per share are exercised, the Company will have approximately 91 million shares in the float.
Conclusion
     We do not believe the offering in the current registration statement should be viewed as a primary offering for the reasons discussed above. The offering was made to investors that are not in the business of underwriting securities, and that have held their securities for a long period of time relative to typical “underwriters.” The securities involved are not the type of “toxic” security that the Staff has been concerned about in the past. Finally, although the number of shares being registered is significant as compared to the currently outstanding shares of common stock, the number of shares as compared to the number of shares likely to be in the Company’s near-term float is less significant.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR
/s/ Cavas S. Pavri
By:       Cavas S. Pavri

cc:	David Pernock, Chief Executive Officer of Fibrocell Science, Inc. Declan Daly, Chief Financial Officer of Fibrocell Science, Inc.

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